Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2026 and 2025
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2026 and December 31, 2025
(Unaudited – in thousands of U.S. dollars)

	Note	March 31, 2026	December 31, 2025

ASSETS
Current assets
Cash and cash equivalents		$629,724	$869,356
Accounts receivable and other	4	231,552	279,212
Inventories	5	327,191	297,165
Current derivative assets	17	1,588	2,051
		1,190,055	1,447,784
Deferred tax assets		37,076	37,076
Other assets	6	104,968	144,479
Investment in associate	7	109,287	109,423
Non-current derivative assets	17	6,262	10,380
Property, plant and equipment		5,159,789	4,885,564
Goodwill		92,591	92,591
		$6,700,028	$6,727,297
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$566,182	$630,310
Current portion of lease liabilities		5,568	6,024
Current portion of debt	8	46,939	47,968
Current portion of asset retirement obligation		7,237	7,886
Current derivative liabilities	17	106,617	96,879
		732,543	789,067
Debt	8	1,183,839	1,227,084
Lease liabilities		7,732	8,575
Employee benefit plan obligations		13,961	13,747
Asset retirement obligations		136,094	135,071
Non-current derivative liabilities	17	21,699	16,254
Deferred income tax liabilities		282,823	254,420
		2,378,691	2,444,218
Equity
Share capital	13	3,303,820	3,341,760
Shares held in trust for restricted share units	13	(16,364)	(16,035)
Contributed surplus		2,492,674	2,537,197
Accumulated other comprehensive loss		(30,463)	(11,553)
Deficit		(1,431,302)	(1,572,080)
Total equity attributable to shareholders of the Company		4,318,365	4,279,289
Attributable to non-controlling interests		2,972	3,790
		4,321,337	4,283,079
		$6,700,028	$6,727,297

Commitments and contractual obligations (Note 16)
Events after the reporting date (Note 21, Note 13(b))
Approved on behalf of the Board of Directors

(signed) Teresa Conway Director             (signed) George Burns Director
Date of approval: April 30, 2026

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(1)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025

Revenue
Metal sales	9	$532,428	$355,245

Cost of sales
Production costs		188,213	148,311
Depreciation and amortization		53,994	60,169
		242,207	208,480

Earnings from mine operations		290,221	146,765

Exploration and evaluation expenses		9,309	6,990
Mine standby costs		4,714	4,131
General and administrative expenses		11,164	8,080
Share-based payments expense	14	3,607	4,362
Write-down of assets		489	2,689
Foreign exchange (gain) loss		(20,367)	6,284
Acquisition costs	21	7,694	—
Earnings from operations		273,611	114,229

Other expense	10	(12,903)	(59,727)
Finance costs	11	(13,963)	(12,244)
Earnings from continuing operations before income tax		246,745	42,258
Income tax expense (recovery)	12	111,007	(32,608)
Net earnings from continuing operations		135,738	74,866
Net loss from discontinued operations, net of tax		—	(1,333)
Net earnings for the period		$135,738	$73,533

Net earnings (loss) attributable to:
Shareholders of the Company		136,379	72,402
Non-controlling interests		(641)	1,131
Net earnings for the period		$135,738	$73,533

Net earnings attributable to shareholders of the Company:
Continuing operations		136,379	71,983
Discontinued operations		—	419
		$136,379	$72,402

Net (loss) earnings attributable to non-controlling interest:
Continuing operations		(641)	2,883
Discontinued operations		—	(1,752)
		$(641)	$1,131

Weighted average number of shares outstanding
Basic	13	197,730,794	204,762,059
Diluted	13	200,873,516	206,501,722

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.69	$0.35
Diluted earnings per share		$0.68	$0.35

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.69	$0.35
Diluted earnings per share		$0.68	$0.35

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(2)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2026	Three months ended March 31, 2025

Net earnings for the period	$135,738	$73,533
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	280	22,519
Income tax expense on change in fair value of investments in marketable securities	(45)	(3,021)
Actuarial gains on employee benefit plans	197	185
Income tax expense on actuarial gains on employee benefit plans	(47)	(44)
Total other comprehensive income for the period	385	19,639
Total comprehensive income for the period	$136,123	$93,172

Total comprehensive income attributable to:
Shareholders of the Company	136,764	92,041
Non-controlling interests	(641)	1,131
	$136,123	$93,172

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(3)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$135,738	$74,866
Adjustments for:
Depreciation and amortization		54,448	60,617
Finance costs	11	13,963	12,244
Interest income	10	(7,694)	(8,257)
Share of loss from associate	10	136	—
Unrealized foreign exchange (gain) loss		(20,072)	6,563
Income tax expense (recovery)	12	111,007	(32,608)
Loss (gain) on disposal of assets		392	(7,288)
Unrealized loss on derivative instruments	10	20,037	63,390
Write-down of assets		489	2,689
Share-based payment expense	14	3,607	4,362
Employee benefit plan expense		1,084	1,014
		313,135	177,592
Property reclamation payments		(1,178)	(795)
Employee benefit plan payments		(463)	(420)
Income taxes paid		(132,115)	(48,115)
Interest received		7,694	8,257
Changes in non-cash operating working capital	15	(45,680)	(6,108)
Net cash generated from operating activities of continuing operations		141,393	130,411
Net cash generated from operating activities of discontinued operations		—	191

Investing activities
Additions to property, plant and equipment		(311,307)	(158,495)
Capitalized interest paid		(8,438)	(9,116)
Value added taxes related to mineral property expenditures		53,923	13,306
Sale of investments in marketable securities, net of purchases		40,193	155,078
Increase in deposits and other investments		(4,666)	(5,518)
Net cash used in investing activities of continuing operations		(230,295)	(4,745)

Financing activities
Issuance of common shares for cash, net of share issuance costs		2,034	2,313
Net distributions to non-controlling interests		(177)	—
Proceeds from VAT Facility	8	—	15,756
Repayments of VAT Facility	8	(35,757)	(18,390)
Dividends paid	13(b)	(14,896)	—
Interest paid		(9,922)	(8,462)
Principal portion of lease liabilities		(1,215)	(1,346)
Purchase of shares for cancellation	13	(83,895)	—
Purchase of shares held in trust for restricted share units	13	(4,492)	(1,810)
Net cash used in financing activities of continuing operations		(148,320)	(11,939)

Effect of exchange rates on cash and cash equivalents		(2,410)	7,618
Net (decrease) increase in cash and cash equivalents		(239,632)	121,536
Cash and cash equivalents - beginning of period		869,356	856,797
Change in cash in disposal group held for sale		—	(191)
Cash and cash equivalents - end of period		$629,724	$978,142

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(4)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025

Share capital
Balance beginning of period		$3,341,760	$3,433,778
Shares issued upon exercise of share options		2,041	2,313
Shares issued upon exercise of performance share units		—	5,282
Transfer of contributed surplus on exercise of options		704	877
Shares repurchased and cancelled, net of tax		(40,685)	—
Balance end of period	13	$3,303,820	$3,442,250

Shares held in trust for restricted share units
Balance beginning of period		$(16,035)	$(12,970)
Shares purchased and held in trust for restricted share units		(4,492)	(1,810)
Shares released for settlement of restricted share units		4,163	1,815
Balance end of period	13	$(16,364)	$(12,965)

Contributed surplus
Balance beginning of period		$2,537,197	$2,612,762
Shares repurchased and cancelled		(42,907)	—
Share-based payments arrangements		3,251	2,817
Shares redeemed upon exercise of restricted share units		(4,163)	(1,815)
Shares redeemed upon exercise of performance share units		—	(5,282)
Transfer to share capital on exercise of options		(704)	(877)
Balance end of period		$2,492,674	$2,607,605

Accumulated other comprehensive (loss) income
Balance beginning of period		$(11,553)	$56,183
Other comprehensive earnings for the period attributable to shareholders of the Company		385	19,639
Reclassification on derecognition of investments in marketable securities		(19,295)	(103,503)
Balance end of period		$(30,463)	$(27,681)

Deficit
Balance beginning of period		$(1,572,080)	$(2,193,163)
Dividends paid	13(b)	(14,896)	—
Net earnings attributable to shareholders of the Company		136,379	72,402
Reclassification on derecognition of investments in marketable securities		19,295	103,503
Balance end of period		$(1,431,302)	$(2,017,258)
Total equity attributable to shareholders of the Company		$4,318,365	$3,991,951

Non-controlling interests
Balance beginning of period		$3,790	$(8,143)
Earnings attributable to non-controlling interests		(641)	1,131
Net distributions to non-controlling interests		(177)	—
Balance end of period		$2,972	$(7,012)
Total equity		$4,321,337	$3,984,939

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals producer with mining, development and exploration operations in Canada, Turkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). The Company is incorporated under the Canada Business Corporations Act and the head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2025.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements except as described below for adoption of new accounting standards and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
Certain prior period balances were reclassified between financial statement line items in the consolidated statements of cash flows to conform with the presentation adopted in the current period.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 30, 2026.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2025.

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies
(i) Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2026:
•Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures.
There was no material impact on the Company's condensed consolidated financial statements from the adoption of these amendments.
(ii) New standards issued and not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures within the financial statements. We are currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•     Although the adoption of IFRS 18 will have no impact on net earnings from continuing operations, items of income and expenses in the Statements of Operations will be grouped into new categories resulting in new subtotals and/or line items being presented, including operating profit, and changes in how certain existing subtotals are calculated. Income from equity investees and interest income from cash and cash equivalents will be presented in the investing section of the Statements of Operations.
•     We do not expect there to be a significant change in the information that is currently disclosed in the notes to the financial statements; however, there will be new disclosures required for management-defined performance measures (MPM). An MPM is a subtotal of income and expenses that a company uses in public communications outside of its financial statements to convey an aspect of the financial performance of the company as a whole. We have performed an initial assessment of the performance measures that we currently use in our communications outside of the financial statements and believe that the following will meet the MPM definition: Adjusted net earnings, EBITDA, and Adjusted EBITDA.
•     From a cash flow statement perspective, there will be changes to how interest received is presented. Interest received will be presented as investing cash flows, which is a change from the current presentation as part of operating cash flows. In addition, operating profit will be the starting point for determining cash flows from operating activities instead of net earnings from continuing operations.
We will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18.

4. Accounts receivable and other

	March 31, 2026	December 31, 2025

Trade receivables	$127,039	$111,030
Value added tax and other taxes recoverable	45,162	108,923
Other receivables and prepayments	59,351	59,259
	$231,552	$279,212

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
5. Inventories

	March 31, 2026	December 31, 2025

Ore stockpiles	$49,374	$34,982
In-process inventory and finished goods	148,357	150,807
Materials and supplies	135,343	117,259
	$333,074	$303,048
Less: Long-term ore stockpile (Note 6)	(5,883)	(5,883)
	$327,191	$297,165

6. Other assets

	March 31, 2026	December 31, 2025

Value added tax and other taxes recoverable	$75,413	$77,139
Investments in marketable securities and debt securities	14,331	54,162
Long-term ore stockpiles	5,883	5,883
Deposits and other	5,340	2,903
Restricted cash	2,271	2,311
Prepaid loan costs	1,730	2,081
	$104,968	$144,479

7. Investment in associate
On December 17, 2025, Eldorado acquired ownership of an additional 10.50% of the common shares of Amex Exploration Inc. (Amex) at a price per share of CDN $4.00, for total consideration of CDN $59.5 million, pursuant to a private agreement with a third party. Prior to the share acquisition, Eldorado previously owned approximately 16.77% of the outstanding common shares and accounted for the investment in Amex as a financial asset carried at FVTOCI. Following the share acquisition, Eldorado owns and controls approximately 27.27% and has applied equity accounting for the investment in associate.

	March 31, 2026	December 31, 2025

Balance at January 1	$109,423	—
Fair value of previously held investment	—	66,271
Consideration for acquisition of investment	—	43,152
	$109,423	$109,423
Share of loss from associate (Note 10)	(136)	—
Investment in associate	$109,287	$109,423
The fair value of the investment in Amex based on quoted market prices at March 31, 2026 was $109.5 million (December 31, 2025 - $112.7 million).

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt

	March 31, 2026	December 31, 2025
Senior Notes, net of unamortized transaction fees of $3,450 (2025 - $3,671) and initial redemption option of $2,366 (2025 - $2,518)	$498,916	$498,846
Redemption option derivative asset	(8,921)	(14,703)
Commercial Loan Facility, net of unamortized transaction fees of $19,051 (2025 - $20,043)	533,312	544,426
RRF Facility, net of unamortized transaction fees of $4,641 (2025 - $4,889)	207,750	211,568
VAT Facility, net of unamortized transaction fees of $279 (2025 - $335)	(279)	34,915
	$1,230,778	$1,275,052
Less: current debt	46,939	47,968
Non-current debt	$1,183,839	$1,227,084

(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500.0 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decrease in fair value for the three months ended March 31, 2026 is $5.8 million (increase in the three months ended March 31, 2025 – $0.6 million), which is recognized in finance costs.
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at March 31, 2026.
The fair market value of the Senior Notes as at March 31, 2026 is $496.5 million (December 31, 2025 – $503.9 million).
(b) Skouries Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €166.6 million ($191.6 million) as at March 31, 2026 (December 31, 2025 – €206.8 million ($243.0 million)), issued under the Company's $350.0 million revolving senior secured credit facility ("Credit Facility") (Note 8(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries Project.

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt (continued)
(b) Skouries Project Financing Facility (continued)
The Term Facility components are at the following interest rates:
i.Commercial Loan Facility - €480.4 million at a variable interest rate comprised of 6-months Euribor plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 17(d)(ii)).
ii.RRF Facility - €100.0 million at a fixed interest rate of 3.04% and €100.0 million at a fixed interest rate of 4.06%, both for the term of the facility.
iii.Contingent Overrun Facility - €60.0 million for additional capital costs at a variable interest rate comprised of 6-months Euribor plus a fixed margin with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 17(d)(ii)).
In the three months ended March 31, 2026, the Company did not draw down on the Term Facility or the VAT Facility, and made repayments of €30.0 million ($35.8 million) on the VAT Facility. Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries Project.
As at March 31, 2026, cumulative drawdowns on the Term Facility since inception amount to €680.4 million ($782.3 million) and the Commercial Loan Facility and the RRF Facility are now fully drawn.
In accordance with the requirements of the Term Facility, the Company entered into hedging arrangements including gold and copper commodity swaps, interest rate swaps, U.S. dollar to Euro forward contracts and gold collars (Note 17(d)).
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising the deferral option in January 2025, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at March 31, 2026.
As at March 31, 2026, €48.0 million and $3.3 million ($58.4 million) (December 31, 2025 - €57.0 million and $10.7 million ($77.7 million)) of cash and cash equivalents are designated for the use of constructing the Skouries Project and to fund reimbursable VAT expenditures relating to the Skouries Project.
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at March 31, 2026, after giving effect to investments in the Skouries Project to date, the amount outstanding under the letter of credit for Skouries was €166.6 million ($191.6 million) (December 31, 2025 – €206.8 million ($243.0 million)) and the Company's available balance on the Credit Facility was $158.1 million (December 31, 2025 - $106.6 million). The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Credit Facility is subject to standard conditions and covenants. At March 31, 2026, the Company was in compliance with the applicable covenants. The Company is required to comply with covenants which include an interest coverage ratio (maintain an interest coverage ratio with respect to each rolling four quarter period of not less than 3.00:1.00) and a net leverage ratio (maintain a net leverage ratio with respect to each rolling four quarter period of not more than 3.50:1.00).

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Revenue
For the three months ended March 31, 2026, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$142,639	$218,187	$—	$360,826
Gold revenue - concentrate	74,975	—	69,623	144,598
Silver revenue - doré	3,058	1,445	—	4,503
Silver revenue - concentrate	4,045	—	19,935	23,980
Lead concentrate	—	—	4,614	4,614
Zinc concentrate	—	—	5,740	5,740
Revenue from contracts with customers	$224,717	$219,632	$99,912	$544,261
Provisional adjustments on current year concentrate sales	(4,896)	—	(3,359)	(8,255)
Provisional adjustments on prior year concentrate sales	4,488	—	(8,066)	(3,578)
	$224,309	$219,632	$88,487	$532,428

For the three months ended March 31, 2025, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$127,767	$121,594	$—	$249,361
Gold revenue - concentrate	50,552	—	33,176	83,728
Silver revenue - doré	1,468	447	—	1,915
Silver revenue - concentrate	1,445	—	6,573	8,018
Lead concentrate	—	—	3,144	3,144
Zinc concentrate	—	—	4,508	4,508
Revenue from contracts with customers	$181,232	$122,041	$47,401	$350,674
Provisional adjustments on current year concentrate sales	2,003	—	946	2,949
Provisional adjustments on prior year concentrate sales	3,464	—	(1,842)	1,622
	$186,699	$122,041	$46,505	$355,245

(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
10. Other (expense) income

	Three months ended March 31, 2026	Three months ended March 31, 2025

Unrealized loss on derivative instruments	$(20,037)	$(63,390)
Realized loss on derivative instruments	—	(10,899)
Interest income	7,694	8,257
Share of loss from associate	(136)	—
Other	(424)	6,305
	$(12,903)	$(59,727)

11. Finance costs (recovery)

	Three months ended March 31, 2026	Three months ended March 31, 2025

Interest cost on Senior Notes	$7,882	$7,878
Interest cost on Project Financing Facility	11,696	6,730
Change in fair value of redemption option derivative (Note 8)	5,782	(578)
(Gain) discount on disposal of marketable securities	(114)	5,147
Other interest and financing costs	1,994	1,437
Asset retirement obligation accretion	1,488	1,479
Interest expense on lease liabilities	484	410
Total finance costs	$29,212	$22,503
Less: capitalized interest	(15,249)	(10,259)
	$13,963	$12,244

12. Income tax expense (recovery)

	Three months ended March 31, 2026	Three months ended March 31, 2025

Current tax expense	$80,715	$47,199
Deferred tax expense (recovery)	30,292	(79,807)
	$111,007	$(32,608)

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
13. Share capital and earnings per share
(a) Share capital

	2026		2025
	Number of common shares	Total	Number of common shares	Total

Issued and outstanding, beginning of year	198,570,520	$3,341,760	204,946,024	$3,433,778
Shares issued upon exercise of share options	179,485	2,041	239,444	2,313
Estimated fair value of share options exercised transferred from contributed surplus	—	704	—	877
Shares issued on redemption of performance share units	—	—	284,411	5,282
Shares purchased and cancelled, net of tax (i)	(2,419,992)	(40,685)	—	—
Issued and outstanding, March 31	196,330,013	$3,303,820	205,469,879	$3,442,250
Shares held in trust for restricted share units, beginning of year	(590,802)	$(16,035)	(344,839)	$(12,970)
Purchased and held in trust for future settlement of restricted share units (ii)	(120,000)	(4,492)	(120,000)	(1,810)
Released for settlement of restricted share units	248,398	4,163	178,432	1,815
Shares held in trust for restricted share units, March 31	(462,404)	$(16,364)	(286,407)	$(12,965)
Issued and outstanding, net of shares held in trust, March 31	195,867,609	$3,287,456	205,183,472	$3,429,285

(i)     During the three months ended March 31, 2026, 2,419,992 shares were purchased by the Company and cancelled in accordance with its normal course issuer bid ("NCIB") at an average price of $34.67 per share for total consideration of $83.9 million (March 31, 2025 – nil). $42.9 million of the consideration paid was recorded in contributed surplus.
(ii)    During the three months ended March 31, 2026, 120,000 additional shares were purchased in accordance with the NCIB at an average price of $37.43 per share for total consideration of $4.5 million (March 31, 2025 – 120,000 shares at an average price of $15.09 for a total consideration of $1.8 million). These shares were held in trust by a third-party trustee to facilitate the settlement of the Company's obligations under its restricted share unit plan.
(b) Dividends
During the three months ended March 31, 2026, the Company declared a quarterly cash dividend of $0.075 per common share of the company ("common share"), totalling $14.9 million (March 31, 2025 - nil), which was paid on March 13, 2026, to shareholders of record at close of business on February 27, 2026.
On April 30, 2026, the Company declared a second quarter dividend of $0.075 per common share, payable on June 16, 2026, to shareholders of record at close of business on June 2, 2026.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
13. Share capital and earnings per share (continued)
(c)Earnings per share
The weighted average number of common shares for the purposes of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended March 31, 2026	Three months ended March 31, 2025
Weighted average number of common shares used in the calculation of basic earnings per share	197,730,794	204,762,059
Dilutive impact of share options	1,593,842	661,801
Dilutive impact of restricted share units	541,173	336,060
Dilutive impact of performance share units	1,007,707	741,802
Weighted average number of common shares used in the calculation of diluted earnings per share	200,873,516	206,501,722

As at March 31, 2026, 342,679 options (March 31, 2025 – 1,133,641) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

14. Share-based payment expense

	Three months ended March 31, 2026	Three months ended March 31, 2025

Share options	$1,158	$838
Restricted share units with no performance criteria	1,237	1,064
Performance share units	856	915
Deferred units	356	1,545
	$3,607	$4,362

15. Supplementary cash flow information

	Three months ended March 31, 2026	Three months ended March 31, 2025
Changes in non-cash operating working capital:
Accounts receivable and other	$(8,122)	$(4,472)
Inventories	(33,915)	(2,672)
Accounts payable and accrued liabilities	(3,643)	1,036
	$(45,680)	$(6,108)

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Commitments and contractual obligations
The Company’s commitments and contractual obligations that had significant changes as at March 31, 2026 compared to December 31, 2025 include:

	Within 1 Year	2 Years	3 Years	4 Years	Over 4 Years	Total

Debt - Term Facility*	$46,939	$93,879	$93,879	$78,232	$469,394	$782,323
* Does not include interest on debt.

17. Derivative financial instruments

	March 31, 2026	December 31, 2025

Assets
Foreign currency forward contracts - Term Facility (d(iii))	$7,122	$12,033
Warrants	728	398
Total derivative assets	$7,850	$12,431

Classified as:	March 31, 2026	December 31, 2025

Current	$1,588	$2,051
Non-Current	6,262	10,380
	$7,850	$12,431

	March 31, 2026	December 31, 2025

Liabilities
Foreign currency collars (a)	$939	$247
Gold commodity swaps - Term Facility (d(i))	79,968	69,528
Copper commodity swaps - Term Facility (d(i))	23,014	23,087
Interest rate swaps - Term Facility (d(ii))	4,238	8,255
Gold collars - Term Facility (d(iv))	20,157	12,016
Total derivative liabilities	$128,316	$113,133

Classified as:	March 31, 2026	December 31, 2025

Current	$106,617	$96,879
Non-Current	21,699	16,254
	$128,316	$113,133

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Derivative financial instruments (continued)
(a)Foreign Currency Collars
The Company enters into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at Olympias and Lamaque, respectively. These derivatives set a band within which the Company expected to be able to protect against currency movements, either above or below specific strike prices.
In December 2025, the Company entered into zero-cost collars that mature monthly from January to December 2026 (Canadian dollar collars - US$8.0 million monthly; Euro collars - $6.9 million monthly).
Canadian dollar collars totalling $24.0 million and Euro collars totalling $20.7 million expired in the three months ended March 31, 2026 without financial settlement. Canadian dollar collars totalling $22.5 million and Euro collars totalling $18.0 million expired in the three months ended March 31, 2025 without financial settlement.
These derivatives are not designated as hedging instruments. Changes in the fair value and settlement gains (losses) of the foreign currency collars are recorded in other (expense) income.
As at March 31, 2026, the Company's outstanding foreign currency collars were as follows:

2026
Canadian dollar contracts	US$72,009
Weighted average put strike price (USD/CDN)	1.30
Weighted average call strike price (USD/CDN)	1.41

Euro contracts	US$62,100
Weighted average put strike price (EUR/USD)	1.25
Weighted average call strike price (EUR/USD)	1.15

(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries Project and from June 2024 to May 2025, €5.0 million was delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate. From June 2024 to May 2025, €2.5 million was delivered to the Company every month at a forward rate of EUR/USD 1.0785.
During the three months ended March 31, 2025, €22.5 million was delivered to the Company, on which a $1.1 million realized derivative loss was recognized. These derivatives are not designated as hedging instruments. Changes in the fair value and settlement gains (losses) of the foreign currency forward contracts are recorded in other (expense) income.

(c)Gold Collars
In May 2023, the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settled monthly during the period from June 2023 through December 2025.
During the three months ended March 31, 2025, 50,001 ounces were settled, on which a $9.8 million realized derivative loss was recognized. These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars and settlement (losses) gains are recorded in other (expense) income.
(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Derivative financial instruments (continued)
(d) Term Facility Derivative Arrangements
i.Gold and Copper Commodity Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper commodity swaps are recorded in other (expense) income.
ii.Interest Rate Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the 6-months Euribor index, excluding the Contingent Overrun Facility. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
In June 2024, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure of the Contingent Overrun Facility, under the 6-months Euribor index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other (expense) income.
During the three months ended March 31, 2026 and March 31, 2025, there were no interest rate swap settlements.
iii.Foreign Currency Forward Contracts - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other (expense) income.
iv.Gold Collars - Term Facility
In July 2025, as required under the Term Facility, the Company entered into zero-cost collars which settle monthly covering the period from July 1, 2027 to December 31, 2027. The gold collars total 28,000 ounces with a put strike price of $3,000 per ounce and a call strike price of $4,537 per ounce.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other (expense) income.

(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The table below provides the carrying value and fair value of financial instruments at March 31, 2026 and December 31, 2025. There were no amounts transferred between levels of the fair value hierarchy during the period. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table including cash and cash equivalents, term deposits, restricted cash, other receivables and deposits, other assets, accounts payable and accrued liabilities.

	March 31, 2026			December 31, 2025
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(9)	Level 2		Level 1(9)	Level 2

Marketable securities (1)	8,578	—	8,578	48,367	—	48,367
Investment in debt securities (2)	5,753	—	5,753	5,795	—	5,795
Trade receivables - concentrate (3)	—	127,039	127,039	—	111,030	111,030
Deferred unit liability (4)	(10,971)	—	(10,971)	(10,875)	—	(10,875)
Senior Notes, excluding derivative asset (5)	—	(498,916)	(496,500)	—	(498,846)	(503,850)
Redemption option derivative asset (6)	—	8,921	8,921	—	14,703	14,703
Project financing facility (7)	—	(740,783)	(740,783)	—	(790,909)	(790,909)
Derivative assets (8)	—	7,850	7,850	—	12,431	12,431
Derivative liabilities (8)	—	(128,316)	(128,316)	—	(113,133)	(113,133)
Net financial assets (liabilities)	$3,360	$(1,224,205)	$(1,218,429)	$43,287	$(1,264,724)	$(1,226,441)

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Trade receivables (concentrate) arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(4)Deferred units liability classified as fair value through profit and loss with fair value based on observable prices in active markets.
(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Financial instruments by category (continued)
(5)Senior Notes, excluding the redemption option derivative asset (Note 8), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in inactive markets.
(6)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(7)The Project Financing Facility includes the Term Facility and the VAT Facility (Note 8), and is carried at amortized cost. The fair value approximates the carrying amount.
(8)Derivative assets and liabilities are classified as fair value through profit and loss (Note 17) with fair value based on observable prices in active markets.
(9)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

19. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2026 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 17(a)) at the Olympias mine and Lamaque Complex, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 17(d)(iii)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
As required under the Term Facility, the Company uses gold and copper commodity swap contracts and gold collars, reducing its exposure to fluctuations in future metal prices. The swap contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 17(d)(i)), and the gold collars settle monthly covering the period from July 1, 2027 to December 31, 2027 (Note 17(d)(iv)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on 6-months Euribor. To reduce interest rate risk, the Company has entered into interest rate swaps covering 70% of the variable interest rate exposure related to the Term Facility (Note 17(d)(ii)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
(19)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Financial risk management (continued)
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at March 31, 2026, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €166.6 million ($191.6 million) and the Company's available balance on the revolving credit facility was $158.1 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
20. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, income tax expense (recovery), property, plant and equipment, and total debt. As at March 31, 2026, Eldorado had four reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque Complex and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.
(20)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Segment information (continued)

For the three months ended March 31, 2026	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$224,309	$219,632	$88,487	$—	$532,428
Production costs	94,359	41,789	52,065	—	188,213
Depreciation and amortization	24,081	17,960	11,953	—	53,994
Earnings from mine operations	$105,869	$159,883	$24,469	$—	$290,221

Other significant items of income and expense
Write-down of assets	$67	$41	$381	$—	$489
Exploration and evaluation expenses	3,237	3,015	1,217	1,840	9,309
Mine standby costs	—	739	3,975	—	4,714
Income tax expense	35,621	58,695	14,386	2,305	111,007

Capital expenditure information
Additions to property, plant and equipment during the period*	$65,950	$48,931	$200,608	$2,510	$317,999
Capitalized interest	—	—	15,249	—	15,249

As at March 31, 2026	Turkiye	Canada	Greece	Other	Total
Information about assets and liabilities
Property, plant and equipment	$940,186	$866,805	$3,337,838	$14,960	$5,159,789
Goodwill	—	92,591	—	—	92,591
	$940,186	$959,396	$3,337,838	$14,960	$5,252,380

Debt	$—	$—	$740,783	$489,995	$1,230,778

* Presented on an accrual basis and excludes asset retirement adjustments.

(21)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Segment information (continued)

For the three months ended March 31, 2025	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$186,699	$122,041	$46,505	$—	$355,245
Production costs	72,267	35,742	40,302	—	148,311
Depreciation and amortization	28,642	19,644	11,883	—	60,169
Earnings (loss) from mine operations	$85,790	$66,655	$(5,680)	$—	$146,765

Other significant items of income and expense
Write-down of assets	$1,329	$146	$1,214	$—	$2,689
Exploration and evaluation expenses	2,255	3,008	81	1,646	6,990
Mine standby costs	—	1,457	2,674	—	4,131
Income tax expense (recovery)	41,731	(54,359)	(16,959)	(3,021)	(32,608)

Capital expenditure information
Additions to property, plant and equipment during the period*	$35,068	$36,467	$100,862	$780	$173,177
Capitalized interest	—	—	10,259	—	10,259

As at December 31, 2025	Turkiye	Canada	Greece	Other	Total

Information about assets and liabilities
Property, plant and equipment	$897,159	$837,068	$3,137,678	$13,659	$4,885,564
Goodwill	—	92,591	—	—	92,591
	$897,159	$929,659	$3,137,678	$13,659	$4,978,155

Debt	$—	$—	$790,909	$484,143	$1,275,052

* Presented on an accrual basis; excludes asset retirement adjustments; excludes capital expenditure from discontinued operations.

21. Events after the reporting date
Acquisition of Foran Mining Corporation
On April 14, 2026, the Company announced the completion of Eldorado’s acquisition of all the issued and outstanding common shares in the capital of Foran (the “Foran Common Shares”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). Pursuant to the Transaction, holders of outstanding Foran Common Shares (including common shares in the capital of Foran issued on conversion of the outstanding non-voting shares in the capital of Foran) received 0.1128 of a common share of the Company and $0.01 in cash in exchange for each Foran Common Share held.

The Transaction is considered to be a business combination under IFRS 3 Business Combinations, with the Company being the acquirer. The operating results, cash flows and net assets of Foran will be consolidated from April 14, 2026.

Acquisition related costs incurred in the three months ended March 31, 2026, of approximately $7.7 million have been expensed and are presented on the Statements of Operations.
(22)